Exhibit 99.2

Tm BIOSCIENCE CORPORATION

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

To the shareholders and optionholders of Tm Bioscience Corporation

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders and optionholders of Tm Bioscience Corporation (the “Corporation” or “Tm”) will be held on February 23, 2007 at 10:00 a.m. (Toronto time) at the TSX Broadcast Centre, The Exchange Tower, 130 King St. West, Toronto, Ontario, for the following purposes:

1.
to consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is attached as Annex “C” to the accompanying management information circular (the “Circular”), approving a plan of arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Luminex Corporation (“Luminex”) and the Corporation, as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournment thereof.

The Arrangement is described in the accompanying Circular. The full text of the Corporation’s interim order (the “Interim Order”) and the Corporation’s notice of application for a final order approving the Arrangement are set forth as Annex “F” to the Circular.

Shareholders have been given the right to dissent in the manner set out in section 185 of the OBCA and the Interim Order in respect of the adoption of the special resolution set forth above. A summary of the procedure to be followed under section 185 of the OBCA by a dissenting shareholder of the Corporation and the provisions of that section are set out in Annex “D” to the Circular. If the Arrangement becomes effective, dissenting shareholders will be entitled to be paid the fair value of their shares in cash. Failure to comply strictly with the applicable dissent procedures may result in the loss or unavailability of any right to dissent.

This notice is accompanied by a form of proxy, a letter of transmittal, and the Circular.

The record date for receiving notice of, and voting securities at, the Meeting is January 22, 2007. If you were a registered common shareholder of the Corporation or a holder of options to purchase the Corporation’s common shares at the close of business on the record date, you are entitled to receive notice of and to vote at the Meeting.

Shareholders and holders of options to purchase common shares of the Corporation who are unable to attend the Meeting in person are requested to complete, date and sign and either deposit the applicable enclosed form of proxy with CIBC Mellon Trust Company by mail using the return envelope provided addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721 Agincourt, Ontario, M1S 0A1 or by hand to 320 Bay Street, Toronto, Ontario M5H 4A6 no later than 5:00 p.m. (Eastern Time) on February 22, 2007 or, if the Meeting is adjourned, at least two business days before any adjourned Meeting is reconvened.

If you are a non-registered shareholder and have received this notice and accompanying Circular from your broker or another intermediary, please complete and return the voting instruction or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

If you have any questions please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc., toll-free in North America at 1-866-909-6468.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Gregory Hines
Gregory C. Hines President and Chief Executive Officer

DATED at Toronto, this January 23, 2007.